January 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: Patrick Fullem

Re:	Nuvve Holding Corp.
Registration Statement on Form S-1
File No. 333-276415

Ladies and Gentlemen:

Craig-Hallum Capital Group LLC (“Craig-Hallum”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Nuvve Holding Corp. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on January 30, 2024, pursuant to Rule 461 under the Securities Act. Craig-Hallum affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Craig-Hallum Capital Group LLC

By:	/s/ John Carter Lipman
Name:	John Carter Lipman
Title:	Partner-Investment Banking